                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                   to
                                        -----------------    -----------------


                         Commission file number 0-23102


                  POWERTEL, INC. 401(K) AND PROFIT SHARING PLAN



                                 POWERTEL, INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)





1239 O.G. Skinner Drive, West Point, Georgia                            31833
--------------------------------------------------------------------------------
   (Address of principal executive offices)                           (Zip Code)

POWERTEL, INC. 401(K) PROFIT SHARING PLAN


Financial Statements and Schedules
as of December 31, 2000 and 1999
Together With Auditors' Report

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2000 AND 1999


                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits--December 31, 2000 and 1999

         Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Schedule H, Line 4i--Schedule of Assets (Held at End of Year)--December 31, 2000

         Schedule II Schedule G, Part III--Nonexempt Transactions for the Year Ended December 31, 2000

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        POWERTEL, INC. 401(K) AND PROFIT
                                        SHARING PLAN


Date: June 29, 2001                            /s/ Allyn P. Hebner
                                              --------------------
                                        Name:  Allyn P. Hebner
                                              --------------------
                                        Title: Vice President and Controller
                                               (Principal Accounting Officer)
                                              -------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Powertel, Inc. 401(k) Profit Sharing Plan
Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of the POWERTEL, INC. 401(K) PROFIT SHARING PLAN as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Atlanta, Georgia
May 11, 2001

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                                    2000                   1999
                                                ------------           ------------
INVESTMENTS, AT FAIR VALUE                      $ 21,713,389           $ 24,137,003

CASH                                                 141,056                 15,502

PARTICIPANTS CONTRIBUTIONS RECEIVABLE                278,837                      0

EMPLOYER CONTRIBUTIONS RECEIVABLE                    242,867                      0

REFUNDS PAYABLE                                      (27,669)                     0

ACCRUED ADMINISTRATIVE EXPENSES                      (20,541)                     0
                                                ------------           ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $ 22,327,939           $ 24,152,505
                                                ============           ============

        The accompanying notes are an integral part of these statements.

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

CONTRIBUTIONS:
    Participants                                           $  3,749,662
    Employer                                                  2,590,342
                                                           ------------
              Total contributions                             6,340,004
                                                           ------------
INVESTMENT INCOME (LOSS):
    Net depreciation in fair value of investments            (7,019,363)
    Interest and dividends                                      976,128
                                                           ------------
              Total investment loss                          (6,043,235)
                                                           ------------
DISTRIBUTIONS TO PARTICIPANTS                                (1,902,779)
                                                           ------------
ADMINISTRATIVE EXPENSES                                        (218,556)
                                                           ------------
NET DECREASE                                                 (1,824,566)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                        24,152,505
                                                           ------------
    End of year                                            $ 22,327,939
                                                           ============

         The accompanying notes are an integral part of this statement.

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2000 AND 1999

1.       PLAN DESCRIPTION

The following description of the Powertel, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan established by Powertel, Inc. (the "Company" or the "Employer"), effective February 1, 1995, under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Charles Schwab Trust Company (the "Trustee") serves as Trustee for the Plan. The Plan is administered by the Powertel, Inc. 401(k) Profit Sharing Plan Administrative Committee, which is appointed by the board of directors of the Company.

In 1999, the Company sold certain cellular properties in Georgia and Alabama ("InterCel"). As of the closing date of the sale, the participants employed by InterCel were not permitted to make additional contributions to the Plan and became 100% vested in their account balance under the Plan regardless of their years of service. Furthermore, certain of these participants were required to receive distributions from the Plan in accordance with the plan document.

During 2000, employees acquired through the formation of the Eliska Wireless Venture, Inc. and the acquisitions of DigiPH Holding Company, Inc., DigiPH Communications, Inc., and DigiPH PCS, Inc. were eligible to participate in the Plan on the start of the first pay period he/she began employment with the Company.

ELIGIBILITY

All full-time employees, as defined by the Plan, are eligible to participate in the Plan on the first day of the next plan quarter following the employee's initial service date. Employees who are not considered full-time are eligible to participate in the Plan upon completion of one year of service, as defined by the Plan.

CONTRIBUTIONS

Participants may elect to contribute, in 1% increments, up to 10% of their compensation, as defined by the Plan, subject to certain limitations under the IRC. Eligible participants will automatically defer 2% of their compensation, unless they elect otherwise. Participants direct the investment of their contributions into any investment option offered by the Plan. If an investment option is not selected, contributions will be invested in the Schwab Retirement Money Fund. Participants may elect to change their contribution rates once a quarter. Participants may also elect to roll over or transfer contributions from another eligible tax-qualified 401(k)/profit-sharing plan or from an individual retirement account.

The Employer's contribution to the Plan equals (1) a matching contribution of the employee's voluntary contribution plus (2) a profit-sharing contribution determined at the discretion of the board of directors. The matching contribution was equal to 50% of the first 2% of the employee's voluntary contributions for the year ended December 31, 2000. The Employer also elected to make profit-sharing contributions of 3% of eligible compensation, as defined by the Plan, to all eligible participants for the year ended December 31, 2000.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching and profit-sharing contributions as well as the participant's share of the Plan's income (loss). Allocations of income (losses) by fund are based on the proportion that each participant's account balance in the fund bears to the total of all participants' account balances in the fund as of the date of the allocations. Allocations of income and losses to participant accounts are made on a daily basis.

VESTING

Participants are fully vested in their contributions, employer matching contributions, and earnings thereon. Profit-sharing contributions vest over a five-year period, as follows:

                                                                    VESTED
                                                                  PERCENTAGE
                                                                  ----------
                 Years of service:
                     Less than one                                     0%
                     One                                              20
                     Two                                              40
                     Three                                            60
                     Four                                             80
                     Five or more                                    100

The Plan also provides that participants become 100% vested when they become totally disabled, in the event of death, or upon reaching the age of 65.

FORFEITED ACCOUNTS

Any terminated, nonvested accounts are deemed to be forfeitures. The Employer, at its discretion, may elect to utilize forfeited accounts to reduce future employer contributions or to pay reasonable administrative expenses of the Plan. The Employer utilized $187,517 and $416,388 of forfeited accounts to pay administrative costs of the Plan and reduce employer contributions, respectively, during the 2000 plan year. At December 31, 2000 and 1999, the Employer had $125,321 and $185,565, respectively, in forfeited accounts available for the uses described above.

DISTRIBUTION OF BENEFITS

Upon discontinuation of service due to termination of employment, retirement, death, or disability, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment is a lump-sum cash distribution.

INVESTMENT OPTIONS

Participants may direct the investment of their account balances and any related earnings thereon into the following investment options offered by the Plan:

         SCHWAB RETIREMENT MONEY FUND. The assets of this option are invested in a money market fund that is held in the Trustee's name. The primary objective of this fund is capital preservation through investment in high-quality, United States dollar-denominated money market securities, including United States government securities and repurchase agreements.

         STRONG GOVERNMENT SECURITIES FUND. The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by Strong Capital Management and primarily invests in United States government securities with the objective of achieving current income.

         FOUNDERS BALANCED FUND. The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by Founders Asset Management LLC and primarily seeks current income and capital appreciation through investment in common stocks of established companies, convertible securities, and preferred stocks.

         JANUS FUND. The assets of this option are primarily shares of a mutual fund that are held in the Trustee's name. The mutual fund is managed by Janus Capital Corporation and primarily invests in common stock of companies with larger market capitalization with the objective of achieving long-term capital growth while preserving capital.

         JANUS OVERSEAS FUND. The assets of this option are primarily shares of a mutual fund that are held in the Trustee's name. The mutual fund is managed by Janus Capital Corporation and normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. The fund may also invest in foreign debt securities and no more than 35% of its net assets in high-yield/high-risk portfolios. The fund's objective is long-term growth of capital.

         VANGUARD INDEX 500 FUND. The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by Vanguard Core Management Group and primarily seeks investment results that correspond with the price and yield performance of the Standard & Poor's 500 Index.

         AMERICAN CENTURY ULTRA INVESTORS FUND. The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by American Century Investment Management, Inc. and primarily invests in common stocks that are considered better-than-average prospects for appreciation with the objective of seeking capital growth.

         AMERICAN CENTURY EQUITY GROWTH FUND. The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by American Century Investment Management, Inc. and primarily invests in stocks that management believes will have higher overall return potential than the Standard & Poor's 500. The fund typically invests in larger-sized companies, although it may own stock in smaller companies, with capital appreciation as its investment objective.

         POWERTEL, INC. COMMON STOCK FUND. The assets of this option are primarily shares of the Company's common stock which are held in the Trustee's name. The Company owns and operates various wireless telecommunications properties in the southeastern United States.

The stated objectives of these funds are not necessarily indicators of actual performance.

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

LOANS TO PARTICIPANTS

A participant may borrow the lesser of $50,000 or 50% of his/her vested account balance, with a minimum loan amount of $1,000. The loans are secured by the balance in the participant's account and are payable through payroll deductions over periods ranging up to five years except for the purchase of a principle residence, in which the term may be extended. The interest rate is determined quarterly by the plan administrator based on prevailing market conditions and is fixed over the life of the note.

ADMINISTRATIVE EXPENSES

All costs and expenses incurred in connection with the general administration of the Plan and the related trust, to the extent not paid by the Company, shall be paid pro rata from the net assets of the Plan. During the year ended December 31, 2000, all general administrative costs of the Plan and the related trust, with the exception of variable asset charges imputed on certain plan assets, were paid by the Employer. As discussed in Note 1, the Employer elected to pay certain administrative expenses with the proceeds of forfeited accounts.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of plan termination, participants will become fully vested in their account balances.

TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 30, 1999 that the Plan, as amended and restated on January 1, 1998, was designed in accordance with applicable sections of the IRC as of that date. The Plan has been amended since January 1,1998; however, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

INVESTMENT VALUATION

Investments are stated at fair value based on quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

INCOME RECOGNITION

Investment transactions are recorded on a trade-date basis. Realized gains and losses on the sale of investments and changes in the unrealized (depreciation) appreciation of investments are recorded as net depreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

Interest income is recorded as earned on the accrual basis, and dividend income is recorded on the ex-dividend date.

3.       INVESTMENTS

The fair values of investments that represent 5% or more of total plan assets as of December 31, 2000 and 1999 are as follows:

                                                                               2000              1999
                                                                            ----------       ------------
         Schwab Retirement Money Fund                                       $4,267,641       $  3,436,724
         Janus Fund                                                          3,074,442          2,459,392
         Vanguard Index 500 Fund                                             1,382,860          1,277,716
         American Century Ultra Investors Fund                               1,651,182          1,846,305
         Powertel, Inc. common stock                                         8,630,991         12,741,301

The following table summarizes the net depreciation in fair value of investments as of December 31, 2000:

                          Common stock                                      $(4,911,653)
                          Mutual funds                                       (2,107,710)
                                                                            -----------
                          Net depreciation                                  $(7,019,363)
                                                                            ===========

4.       RECONCILIATION TO FORM 5500

For the 1999 plan year, participant and employer contributions receivables totaling $7,536 and $8,166, respectively, were not accrued in the Plan's audited financial statements. These receivables were recorded in the Plan's 1999 filing of Form 5500.

5.       NONEXEMPT TRANSACTIONS

For the year ended December 31, 2000, the Company failed on two occasions to remit participant contributions to the Plan within the time limit required by the Department of Labor, representing a nonexempt loan of funds to the Company from the Plan (identified in Schedule II). The respective late contributions and calculated lost earnings of approximately $1,200 were contributed to the Plan in 2001 and were allocated to the affected participants' accounts. The contributions and lost earnings are included as part of employer contributions receivable recorded in the statements of net assets available for plan benefits as of December 31, 2000.

6.       SUBSEQUENT EVENT

On March 13, 2001, the Company's stockholders approved the merger of the Company with a subsidiary of Deutsche Telekom AG. The merger was completed on May 31, 2001. In conjunction with the merger, all prior and subsequent employer contributions became immediately vested. In addition, the Powertel, Inc.
Common Stock Fund is no longer an invsetment option offered by the Plan. The Company has not determined any additional effect the merger will have on the Plan.

                                                                      SCHEDULE I

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN

          SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2000

        IDENTITY OF ISSUER, BORROWER,                                                                                   CURRENT
          LESSOR, OR SIMILAR PARTY                          DESCRIPTION OF INVESTMENT                       COST         VALUE
--------------------------------------------    -------------------------------------------------------     ----      -----------
* CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.    Schwab Retirement Money Fund; 4,267,641 shares               (a)      $ 4,267,641

  STRONG FUNDS                                  Strong Government Securities Fund; 74,626 shares             (a)          790,295

  FOUNDERS FUNDS                                Founders Balanced Fund; 9,097 shares                         (a)           83,875

  JANUS CAPITAL                                 Janus Fund; 92,353 units                                     (a)        3,074,442
                                                Janus Overseas Fund; 28,321 shares                           (a)          751,645

  THE VANGUARD GROUP                            Vanguard Index 500 Fund; 11,348 shares                       (a)        1,382,860

  AMERICAN CENTURY MUTUAL FUNDS, INC.           American Century Ultra Investors Fund; 51,009 shares         (a)        1,651,182
                                                American Century Equity Growth Fund; 34,736 shares           (a)          756,200

* POWERTEL, INC.                                Powertel, Inc. common stock; 139,350 shares                  (a)        8,630,991

* PLAN PARTICIPANTS                             Participant loans with interest rates from 9.25% to 10%      (a)          324,258
                                                                                                                      -----------
                                                                                                                      $21,713,389
                                                                                                                      ===========

*        Represents a party in interest.

(a)      Participant-directed.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN

                  SCHEDULE G, PART III--NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                                                         CURRENT
                                                                                                                          VALUE
IDENTITY OF ISSUER OR PARTY INVOLVED    RELATIONSHIP TO PLAN                 DESCRIPTION OF INVESTMENT                   OF ASSET
------------------------------------    --------------------    -------------------------------------------------        --------
  *   POWERTEL, INC.                        Plan sponsor        Deemed loan to the Company dated January 2000 and         $1,200
                                                                  July 2000

*        Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated May 12, 2001 included in this Form 11-K into Powertel, Inc.'s previously filed Registration Statements on Form S-8, File Nos. 333-09769, 33-52550, 33-91734, 33-81842, and 33-52552.



/s/ Arthur Andersen LLP


Atlanta, Georgia
June 28, 2001